COLLEGE COACHING NETWORK INC.
Statements of Changes in Shareholders' Equity
Two years Ended Decmber 31, 2018
(Unaudited)

	Shares of Common Stock	Common Stock at Par Value	Additional Paid In Capital	Retained Earnings	Total Shareholders' Equity
Balance, December 31, 2016		$ -	$ -	$ -	$ -
Capital contribution	500,000	5,000	7,500		12,500
Net income				4,500	4,500
Balance, December 31, 2017	500,000	5,000	7,500	4,500	17,000
Capital contribution			6,000		6,000
Net income				11,400	11,400
Balance, December 31, 2018	500,000	$ 5,000	$ 13,500	$ 15,900	$ 34,400